1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar 28, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/03/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description

1.	Consolidated Financial Statements for the Years Ended December 31, 2005 and 2006, and for Each of the Years in the Three Year Period Ended December 31, 2006 and Report of Independent Registered Public Accounting Firm

2.	Press Release to report Operating Results for 2006

Exhibit 1

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2005 and 2006, and for

Each of the Years in the Three Year Period Ended

December 31, 2006 and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2005 and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 158 on December 31, 2006 and the impact on accumulated other comprehensive income is NT$226 million.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4. Such U.S. dollar amounts are presented for the convenience of the readers.

March 13, 2007

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

		December 31
	Notes	2005	2006
		NT$	NT$	US$ (Note 4)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2,5,24	$41,891	$70,673	$2,169
Short-term investments	2,6,24	14,171	6,951	213
Trade notes and accounts receivable, net	2,7,20	12,839	12,630	388
Inventories	2,8	2,120	2,183	67
Prepaid expenses		1,149	907	28
Deferred income taxes	2,19	3,353	1,271	39
Other current assets	18,19	5,805	6,287	192

Total current assets		81,328	100,902	3,096

LONG-TERM INVESTMENTS	2,9,24	3,391	3,546	109

INVESTMENT IN PRIVATE MUTUAL FUND	2,10	481	—	—

PROPERTY, PLANT AND EQUIPMENT, NET	2,11,20	293,525	277,426	8,513

INTANGIBLE ASSETS
3G concession, net	2	9,732	8,983	276
Patents and computer software, net	2	184	210	6
Goodwill	2	—	73	2

Total intangible assets		9,916	9,266	284

OTHER ASSETS
Deferred income taxes, non-current	2,19	2,626	3,457	106
Other	21,24	3,901	4,184	128

Total other assets		6,527	7,641	234

TOTAL		$395,168	$398,781	$12,236

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans	14,24	$—	$126	$4
Trade notes and accounts payable	20	10,673	9,906	304
Income tax payable	2,19	997	12,469	383
Accrued expenses	12,20	16,010	19,937	612
Current portion of deferred income	2	8,907	8,354	256
Current portion of long-term loan	15,24	200	323	10
Customers’ deposits	24	7,392	6,654	204
Other current liabilities	13,20	12,507	9,344	286

Total current liabilities		56,686	67,113	2,059

LONG-TERM LIABILITIES
Deferred income, net of current portion	2	10,147	9,350	287
Long-term loan, net of current portion	15,24	300	—	—
Accrued pension liabilities	2,18	—	1,612	50
Other		207	561	17

Total long-term liabilities		10,654	11,523	354

Total liabilities		67,340	78,636	2,413

MINORITY INTEREST		—	98	3

COMMITMENTS AND CONTINGENCIES	21,23
STOCKHOLDERS’ EQUITY	16
Capital stock–NT$10 (US$0.3) par value
Authorized–9,647,724,900 common shares at December 31, 2005; 12,000,000,000 common shares at December 31, 2006
Issued and outstanding–9,647,724,900 common shares at December 31, 2005, 9,667,845,093 common shares at December 31, 2006		96,477	96,678	2,967
Capital surplus		157,490	164,330	5,042
Retained earnings		73,864	58,727	1,801
Other comprehensive income		(3)	312	10

Total stockholders’ equity		327,828	320,047	9,820

TOTAL		$395,168	$398,781	$12,236

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

		Year Ended December 31
	Notes	2004	2005	2006
		NT$	NT$	NT$	US$ (Note 4)

REVENUES	20	$185,163	$184,696	$186,342	$5,718

OPERATING COSTS AND EXPENSES	2
Costs of revenues, excluding depreciation and amortization	20	58,664	68,073	62,606	1,921
Marketing, excluding depreciation and amortization	2	19,298	23,650	20,651	633
General and administrative, excluding depreciation and amortization		2,550	3,505	3,314	102
Research and development, excluding depreciation and amortization	2	2,476	3,144	2,824	87
Depreciation and amortization—cost of revenues		38,358	38,800	38,353	1,177
Depreciation and amortization—other operating expenses		2,345	2,363	2,297	70

Total operating costs and expenses		123,691	139,535	130,045	3,990

INCOME FROM OPERATIONS		61,472	45,161	56,297	1,728

OTHER INCOME
Interest		224	452	804	25
Other income		901	1,527	735	22

Total other income		1,125	1,979	1,539	47

OTHER EXPENSES
Interest		5	2	6	—
Impairment loss on long-term investments		—	740	—	—
Other expense		415	366	490	15

Total other expenses		420	1,108	496	15

INCOME BEFORE INCOME TAX AND MINORITY INTEREST		62,177	46,032	57,340	1,760

INCOME TAX	2,19	11,259	12,733	15,281	469

INCOME BEFORE MINORITY INTEREST		50,918	33,299	42,059	1,291

MINORITY INTEREST		—	—	13	—

NET INCOME		$50,918	$33,299	$42,072	$1,291

NET INCOME PER SHARE	2	$5.18	$3.39	$4.34	$0.13

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		9,836,839,398	9,836,839,398	9,686,928,910	9,686,928,910

NET INCOME PER PRO FORMA EQUIVALENT ADS	2	$51.76	$33.85	$43.43	$1.33

WEIGHTED AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING		983,683,940	983,683,940	986,692,891	986,692,891

COMPREHENSIVE INCOME
Net income	2	$50,918	$33,299	$42,072	$1,291
Cumulative translation adjustments		(5)	2	—	—
Unrealized gain on available-for-sale securities	2,6	—	—	541	16

Comprehensive income		$50,913	$33,301	$42,613	$1,307

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in Millions, Except Shares Data)

	Capital Stock			Retained Earnings				Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
	Common Shares	Amount	Capital Surplus	Legal Reserve	Losses on Reserve	Unappropriated Earnings	Total
		NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
BALANCE, DECEMBER 31, 2003 (IN NT$)	9,647,724,900	$96,477	$135,873	$29,437	$2,675	$46,293	$78,405	$—	$—	$310,755

Additional capital contributed by government	—	—	32	—	—	—	—	—	—	32
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	457	—	—	—	—	—	—	457
Appropriations and distributions of 2003 earnings:
Legal reserve	—	—	—	4,850	—	(4,850)	—	—	—	—
Special reserve	—	—	—	—	1	(1)	—	—	—	—
Dividends declared	—	—	—	—	—	(43,414)	(43,414)	—	—	(43,414)
Net income	—	—	—	—	—	50,918	50,918	—	—	50,918
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	(5)	—	(5)

BALANCE, DECEMBER 31, 2004 (IN NT$)	9,647,724,900	96,477	136,362	34,287	2,676	48,946	85,909	(5)	—	318,743

Additional capital contributed by government	—	—	6	—	—	—	—	—	—	6
Additional capital contributed by the MOTC through selling shares to employees at a discounted price	—	—	12,770	—	—	—	—	—	—	12,770
Additional capital contributed by MOTC—pension	—	—	8,352	—	—	—	—	—	—	8,352
Appropriations and distributions of 2004 earnings:

Legal reserve	—	—	—	4,986	—	(4,986)	—	—	—	—
Special reserve	—	—	—	—	4	(4)	—	—	—	—
Dividends declared	—	—	—	—	—	(45,344)	(45,344)	—	—	(45,344)
Net income	—	—	—	—	—	33,299	33,299	—	—	33,299
Cumulative translation adjustment for foreign-currency investments in unconsolidated companies	—	—	—	—	—	—	—	2	—	2

BALANCE, DECEMBER 31, 2005 (IN NT$)	9,647,724,900	96,477	157,490	39,273	2,680	31,911	73,864	(3)	—	327,828

Additional capital contributed by the MOTC through selling shares to employees at a discounted price (Note 17)	—	—	503	—	—	—	—	—	—	503
Employee stock bonus (Note 16)	23,005,695	230	1,151	—	—	—	—	—	—	1,381
Appropriations and distributions of 2005 earnings:
Legal reserve	—	—	—	4,765	—	(4,765)	—	—	—	—
Cash dividends—NT$4.3 per share	—	—	—	—	—	(40,660)	(40,660)	—	—	(40,660)
Stock dividends—NT$0.2 per share	189,114,498	1,891	9,456	—	—	(11,347)	(11,347)	—	—	—
Consolidated net income	—	—	—	—	—	42,072	42,072	—	—	42,072
Purchase treasury stock—192,000 thousand shares	—	—	—	—	—	—	—	—	(11,392)	(11,392)
Cancellation of treasury stock—192,000 thousand shares	(192,000,000)	(1,920)	(4,270)	—	—	(5,202)	(5,202)		11,392	—
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	541	—	541
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	—	—	—	(226)	—	(226)

BALANCE, DECEMBER 31, 2006 (IN NT$)	9,667,845,093	$96,678	$164,330	$44,038	$2,680	$12,009	$58,727	$312	$—	$320,047

BALANCE, DECEMBER 31, 2006 (IN US$) (Note 4)	9,667,845,093	$2,967	$5,042	$1,351	$82	$368	$1,801	$10	$—	$9,820

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$50,918	$33,299	$42,072	$1,291
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	1,565	920	617	19
Depreciation and amortization	40,703	41,163	40,650	1,247
Impairment loss on long-live assets	—	343	—	—
Impairment loss on long-term investments	—	740	—	—
Loss (gain) on sales of short-term investments	12	(232)	(93)	(3)
Loss on sale of investments in private mutual fund	—	—	7	—
Net loss (gain) on disposal of scrap inventories and property, plant and equipment	168	(305)	(751)	(23)
Equity in earnings of unconsolidated companies	(70)	(160)	(97)	(3)
Cash dividends received from equity investees	56	66	42	1
Unrealized losses on investment in private mutual fund	—	19	—	—
Stock compensation expenses for shares sold to employees at a discount	457	12,770	503	16
Employee stock bonus	—	—	1,151	35
Deferred income taxes	157	9,689	1,406	43
Minority interest	—	—	(13)	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(382)	(72)	(298)	(9)
Inventories	(326)	(831)	580	18
Prepaid expenses	(108)	(547)	243	8
Other current assets	134	(4,210)	(474)	(14)
Other assets	742	(274)	285	8
Increase (decrease) in:
Trade notes and accounts payable	2,879	(4,002)	(1,500)	(46)
Income tax payable	109	(4,035)	11,472	352
Accrued expenses	162	1,642	4,120	126
Customers’ deposits	(2,421)	(1,012)	(738)	(23)
Other current liabilities	464	587	774	24
Accrued pension liabilities	(1,229)	1,381	1,269	39
Deferred income	(2,385)	(778)	(1,377)	(42)
Other liabilities	(40)	4	301	9

Net cash provided by operating activities	91,565	86,165	100,151	3,073

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of available-for-sale securities	$(9,127)	$(4,824)	$(4,149)	$(128)
Proceeds from disposal of available-for-sale securities	—	—	12,001	368
Acquisition of long-term investments	(530)	—	(97)	(3)
Acquisition of investment in private mutual fund	—	(500)	—	—
Proceeds from disposal of investments in private mutual fund	—	—	474	14
Acquisitions of property, plant and equipment	(22,889)	(22,930)	(27,681)	(849)
Proceeds from disposal of property, plant and equipment	215	374	779	24
Acquisitions of patents and computer software	(122)	(139)	(170)	(5)
Acquisition of subsidiary, net of cash and cash equivalents acquired	—	—	(283)	(8)

Net cash used in investing activities	(32,453)	(28,019)	(19,126)	(587)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	—	—	11	—
Payments on principal of long-term loans	—	(200)	(202)	(6)
Cash dividends paid	(43,414)	(45,344)	(40,660)	(1,247)
Additional capital contributed by government	32	6	—	—
Purchase of treasury stock	—	—	(11,392)	(350)

Net cash used in financing activities	(43,382)	(45,538)	(52,243)	(1,603)

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,730	12,608	28,782	883

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,553	29,283	41,891	1,286

CASH AND CASH EQUIVALENTS, END OF YEAR	$29,283	$41,891	$70,673	$2,169

SUPPLEMENTAL INFORMATION
Interest paid	$4	$2	$7	$—

Income tax paid	$10,993	$11,419	$1,287	$39

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
Acquisition of subsidiary, net of cash and cash equivalents acquired is showed as follows:
Asset acquired			$456	$14
Goodwill			73	2
Liabilities assumed			(246)	(8)

Acquisitions of subsidiary, net of cash and cash equivalents acquired			$283	$8

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Amounts in Millions)

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$	US$
				(Note 4)
NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$200	$323	$10

Activities related to the settlement of the pension obligations upon privatization:
Accrued pension liabilities	$—	$46,915	$—	$—
Deferred pension cost	—	(34,504)	—	—
Deferred income taxes	—	(4,059)	—	—

Additional capital contributed by MOTC- pension	$—	$8,352	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.     GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As a telecommunications service provider of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to requirements imposed by the MOTC.

Effective August 12, 2005, the MOTC had completed the process of privatizing the Company by reducing the government ownership to below 50%. Portions of the MOTC’s common share holdings had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Portions of the MOTC’s common share holdings had also been sold to the Company’s employees at various dates from October 2000 to July 2005. In July 2003, the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). In August 2005, the MOTC sold 289,431,000 common shares in the ROC and 1,350,682,000 common shares in an international offering of securities in the form of ADS. As of August 12, 2005, the MOTC owned 47.84% shares of the Company and the privatization plan was completed. The MOTC and Taiwan Mobile Co. sold 505,388,900 and 58,959,000 common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC owns 35.48% shares of the Company.

The Company’s common shares were listed and traded on Taiwan Stock Exchange and New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Prior to August 12, 2005, the effective date of privatization, the Company maintained its accounting books and records based on the ROC government regulations for state-owned enterprises, ROC government regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the ROC (“ROC GAAP”). Subsequent to August 12, 2005, the Company is no longer required to follow the ROC government regulations for state-owned enterprises. The accompanying consolidated financial statements have been prepared to present its financial positions, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements consolidate the results and assets and liabilities of all entities within the scope FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51” (“FIN46R”) which are Variable Interest

Entities (VIEs) where the Company is the primary beneficiary. For entities which are not VIEs the Company consolidates all directly and indirectly majority owned subsidiaries of the Company applying the criteria in FASB Statement No. 94 “Consolidation of All Majority-Owned Subsidiaries”. All significant intercompany balances and transactions are eliminated upon consolidation.

The Company has established New Prospect Investments Holdings, Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) in March, 2006. Both holding companies are operating as investment companies and the Company has 100% ownership right in an amount of US$1 in each holding company. Beginning from September 2006, the Company acquired 70% ownership of CHIEF Telecom Co., Ltd and consolidated the accounts from that date.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

Foreign Currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method—as cumulative translation adjustment in stockholders’ equity.

b.	Financial assets and liabilities—credited or charged to current income.

Business Combination

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed, by the Company in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Company’s interest in the net fair value of the identifiable net assets.

The interest of minority stockholders in the acquiree is initially measured at historical cost.

Cash Equivalents

Cash equivalents include negotiable certificates of deposit and commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term investments include open-ended mutual funds, real estate investment trust funds and listed stocks which are classified as available-for-sale securities. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of stockholders’ equity. Unrealized losses are recorded as a charge to income when deemed other than temporary.

The credit linked investment was an interest-rate-risk financial instrument with an embedded derivative linked to credit risk in order to gain a higher rate of return. The hybrid financial instrument is remeasured at fair value with changes in fair value reported in earnings. As such, the Company does not bifurcate the embedded derivative from the host contract.

Inventories

Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

Long-term Investments

Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company’s proportionate share in the fair value of the net assets of the investee at the date of acquisition is recognized as equity method goodwill which is not amortized. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Profits and losses arising from equipment purchases from equity investees are eliminated. For other-than-temporary declines in the value of investments accounted for using the equity method, the investment is reduced to its fair value and an impairment loss is recognized.

Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets’ estimated useful life using the straight-line method.

The estimated useful lives are as follows:

Useful Life (Years)
Buildings and improvements	10-60
Telecommunications equipment:
Transmission equipment	9-30
Exchange equipment	5-20
Miscellaneous equipment	3-10

Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

Gains and losses on the sale or disposal of property, plant and equipment are recorded as costs of revenues.

Valuation of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset.

3G Concession

3G Concession represents the amount paid by the Company on March 11, 2002 to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication—2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the “3G concession”). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The holder of the concession must then obtain a network construction permit from the DGT. Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The Company received a 3G license from MOTC on May 26, 2005 and commenced operations of the network on the same day. The 3G license is valid through December 31, 2018. The 3G Concession and any additional licensing fees are amortized on a straight-line basis from the date operations commence through the date the license expires. Amortization expense for the years ended December 31, 2005 and 2006 was NT$447 million and NT$749 million, respectively.

Patents and Computer Software

Patents are amortized using the straight-line method over the estimated useful lives ranging from 10 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2004, 2005 and 2006 were NT$166 million, NT$154 million and NT$145 million, respectively. Accumulated amortization was NT$1,133 million and NT$1,278 million as of December 31, 2005 and 2006, respectively.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is held in the currency of the acquired entity and revalued to the closing rate at each balance sheet date.

Goodwill is not subject to amortization but is tested for impairment in accordance with statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and other Intangible Assets.”

Revenue Recognition

The Company recognizes revenue when they are realized or realizable and earned. Revenues are realized or realizable and earned in accordance with Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition. When the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

The following describes the application of that general policy to particular revenue streams.

The Company records service revenues as follows. Usage revenues from fixed-line services, cellular services, internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers which are payable when the end user enters into an airtime contract.

Deferred income represents one-time connection fees from subscribers and advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises. The deferred income related to one-time connection fees is recognized over the average expected customer service periods showed as follows:

	As of December 31
	2005	2006
Fixed-line	16	16
Cellular	4	4
Paging	2	2
Internet	4	4

Deferred income related to advance received fees of service usage revenues from subscribers and Internet set up fees from enterprises is recognized as revenues when it is earned and realized or realizable.

The Company expenses the direct cost related to deferred income as incurred.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, the bundled arrangement is accounted for in accordance with the Emerging Issues Task Force, or EITF, Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services. Total consideration received from 3G data cards does not have objective and reliable fair values for delivered and undelivered items; therefore, the recognition of revenues follows one unit of accounting.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores. Where the Company also pays the third party cellular phone stores incentives to connect new customers and such incentives are identifiable, these incentives are accounted for as a reduction of revenue in accordance with EITF, Issue No. 01-09, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.

Concentrations

For all periods presented, no individual customer or supplier constituted more than 10% of the Company’s revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company invests its cash with several high-quality financial institutions. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company’s operations.

Pension Costs

Pension costs are recorded on the basis of actuarial calculations. As a foreign private issuer, the Company adopted SFAS No. 87, “Employers’ Accounting for Pensions,” on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company had allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

The projected benefit obligation had been determined by actuarial methods based on the related employees’ service through the date of privatization. An intangible asset representing the unrecognized net losses and unrecognized transition obligations had been recorded on the balance sheet as deferred pension cost. Such amounts represented an additional minimum pension liability and were recorded as an asset as such costs represent a receivable from the MOTC and was fully realized upon privatization.

The MOTC settled related pension obligations on the privatization date and recorded the difference between accrued pension liabilities, deferred pension cost and related deferred income tax assets, as contributed capital in stockholders’ equity by applied the guidance in AICPA Interpretation 39 to APB 16 “Business combinations” and FASB Implementation Guide, SFAS 88 Q&A 40.

As of December 31, 2006, the Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pensions and Other Postretirement Benefits” (SFAS 158). In accordance with this standard, the Company recorded the funded status of its defined benefit pension as an asset or liability on its consolidated balance sheet with a corresponding offset, net of taxes, recorded in accumulated other comprehensive income (loss) within stockholders’ equity, resulting in an after-tax decrease in equity of $226 million.

The following table shows the effects of adopting SFAS 158 at December 31, 2006 on individual line items in the consolidated balance sheet at December 31, 2006:

	Before Application of SFAS 158	Adjustments	After Application of SFAS 158
Deferred income taxes assets, non-current	$3,344	$108	$3,452
Accrued pension liability	1,278	334	1,612
Accumulated other comprehensive income	538	(226)	312
Total stockholders’ equity	320,268	(226)	320,042

Advertising and Promotional Expenses

Advertising and promotional expenses are charged to income as incurred. These expenses were NT$2,526 million, NT$2,610 million and NT$2,350 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Research and Development Costs

Research and development costs are charged to income as incurred.

Employee Stock Compensation

The MOTC made an offer to the Company’s employees to purchase shares of common stock of the Company at a discount from the quoted market price. The Company records compensation expense for this offer as the difference between the fair value of common stock offered less the amount of the discounted price at the grant date.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net.

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Income Tax

The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. The Company treats the investment tax credit as a reduction of current income taxes of the year in which the credit arises and defers unutilized tax credit as deferred income tax assets. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

Under ROC tax regulations, the current year’s tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax, however, the tax regulations was amended to change 10% income tax from to tax on tax-basis undistributed earnings to tax on book-basis undistributed earnings in May 2006. This 10% additional income tax is recognized in the period during which the related income is generated. The Company adjusts the amount of accrued undistributed earnings tax after the Company’s stockholders approve the distribution of earnings in the following year.

Earnings Per Share and Per Equivalent ADS

Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS represents ten common shares.

Per share data has been restated for all periods presented to reflect the declaration of the stock dividends in 2006.

Comprehensive Income

Comprehensive income includes net income plus the results of certain changes in stockholders’ equity during a period from non-owner sources that are not reflected in the statement of operations. Other comprehensive income consists of cumulative translation adjustment, unrealized gain on available-for-sale securities and adjustment to initially apply SFAS No. 158, net of tax, and such amounts were (NT$3) million, NT$541 million and (NT$226) million, respectively, for the year ended December 31, 2006. Under the ROC tax laws, income tax on gains derived from the securities transactions was ceased to be imposed effective beginning after January 1, 1990, at the same time, losses on securities transactions are no longer deductible from income derived from such transactions. As a result, no deferred income tax for unrealized gains or losses on available-for-sale securities has been recorded.

Recent Accounting Pronouncements

In June 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” to define fair value, establish a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expand disclosures about fair value measurements. SFAS No. 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company’s 2008 fiscal year. The Company is assessing the impact the adoption of SFAS No. 157 will have on the Company’s consolidated financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007. The Company expects that the adoption of FIN48 will not have a significant impact on the Company’s consolidated financial position, results of operations and effective tax rate.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108. This Bulletin provides the Staff’s views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. Adoption of this guidance did not materially impact on the Company’s financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this standard.

3.	RECLASSIFICATION

Certain accounts of 2004 and 2005 have been reclassified to conform to the 2006 financial statements presentation.

4.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its consolidated financial statements in the New Taiwan dollars. For convenience only, the U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was NT$32.59 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CASH AND CASH EQUIVALENTS

	December 31
	2005	2006
	NT$	NT$
Cash and bank deposits	$2,355	$7,986
Negotiable Certificate of Deposit	10,907	25,751
Commercial paper purchased	28,629	36,936

	$41,891	$70,673

6.	SHORT-TERM INVESTMENTS

	December 31
	2005		2006
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
Credit linked investment	$35	$—	$—	$—

Available-for-sale securities
Open-end mutual funds	13,959	61	5,789	431
Real estate investment trust fund	104	4	179	29
Listed stocks	73	4	983	81

	14,136	69	6,951	541

	$14,171	$69	$6,951	$541

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2006 were NT$206 million and NT$81 million, respectively.

The Company entered into investment management agreements with one well-known financial institution (fund managers) to manage its investment portfolios in 2006. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$100 million. The investment portfolios included securities such as open-end bond mutual fund, listed stocks and others.

The Company entered into a contract with Citibank Taiwan Branch (“Citibank”) to invest NT$35 million in a credit-linked investment in October 2005. The Company received interest on a quarterly basis commencing from December 2005 through March 2007, the maturity date. In addition to the quarterly interest, Citibank paid an additional amount based on the embedded credit derivative. The embedded credit derivative was linked to credit events of Quanta Display Inc., a Taiwan Stock Exchange listed company. The credit events included bankruptcy, failure to pay certain obligations, acceleration of obligations, repudiation, moratorium and restructuring. If a credit event had occurred on any day prior to the maturity date, Citibank might at its option declare a credit event, designate a cash settlement date and pay the cash settlement amount equal to 30% of the outstanding contract amount to the Company in New Taiwan Dollars. The contract also granted a call provision to Citibank enabling it to early terminate the contract. Following the exercise of the call provision, the Bank paid the Company the terminated contract amount and any accrued interest.

The contract was accounted for as a hybrid financial instrument and remeasured at fair value at the balance sheet date and any gain or loss is charged to income. On January 9, 2006, the Company sold the contract to a third party and recognized an investment loss of NT$0.2 million.

7.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The changes in the allowance for doubtful accounts are summarized as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Balance, beginning of period	$7,786	$4,473	$3,626
Provision for doubtful accounts charged to income	1,522	906	623
Accounts receivable written off	(4,835)	(1,774)	(699)

Balance, end of period	$4,473	$3,605	$3,550

8.	INVENTORIES

	December 31
	2005	2006
	NT$	NT$
Supplies	$1,276	$1,580
Work in process	20	73
Merchandise	—	161
Materials in transit	824	369

	$2,120	$2,183

The insurance coverage on inventories as of December 31, 2006 amounted to NT$1,338 million.

9.	LONG-TERM INVESTMENTS

The long-term investments comprise the following:

	December 31
	2005		2006
	Carrying Value	% of Ownership	Carrying Value	% of Ownership

	NT$		NT$
Equity investees:
Chunghwa Investment (“CHI”)	$950	49	$975	49
Taiwan International Standard Electronics (“TISE”)	575	40	609	40
Spring House Entertainment Inc.	—	—	17	30

	1,525		1,601

Cost investees:
Taipei Financial Center (“TFC”)	1,790	12	1,790	12
iD Branding Ventures (“iDBV”)	—	—	75	8
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15
3-Link Information Service (“3-Link”)	—	—	4	12

	1,866		1,945

	$3,391		$3,546

The Company invested Spring House in October, 2006, for a purchase price of NT$22 million. Spring House engages mainly in internet services.

The Company invested iDBV on November 13, 2006, for a purchase price of NT$75 million. iDBV engages mainly in investment in companies dealing with brand marketing.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2005 and 2006, respectively.

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. Dividends of NT$66 million and NT$42 million were declared by TISE for the years ended December 31, 2005 and 2006, respectively.

The Company evaluates the investments in TFC, iDBV, RPTI, Siemens and 3-Link for impairment annually. There were no indicators of impairment noted in iDBV, RPTI, Siemens and 3-Link for the years ended December 31, 2005 and 2006, respectively. In 2005, the Company identified an impairment indicator in TFC and determined the investment in TFC was impaired due to an adverse change in the market condition of the industry in which TFC operates. The Company recognized an impairment loss of $740 million in 2005.

The Company received dividends of NT$58 million and NT$29 million from Siemens during the years ended December 31, 2005 and 2006, respectively.

10.	INVESTMENT IN PRIVATE MUTUAL FUND

The Company invested NT$500 million in a private placement fund managed by First Global Investment Trust Company Limited (“FGIT”) from September 27, 2005 to September 28, 2008. FGIT, on-behalf of the Company, invested 95% of the total investment principle in a three-year structured time deposit issued by Far Eastern International Bank and invested the rest of the investment principal in a currency swap with Ta Chong Bank. The Company marks to market the private placement fund without distinguishing and presenting the underlying investment assets separately on its balance sheets. This is because the majority of the fair value of the private placement fund is generated from the three-year structured time deposit and the fair value of the currency swap is nominal. On June 28, 2006, the Company sold the private placement fund and recognized an investment loss of NT$7 million.

11.	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31
	2005	2006
	NT$	NT$
Cost
Land	$42,463	$42,483
Buildings and improvements	57,687	59,259
Telecommunications equipment	620,377	629,451
Miscellaneous equipment	27,317	26,666

	747,844	757,859

Accumulated depreciation
Buildings and improvements	13,235	14,268
Telecommunications equipment	447,888	468,325
Miscellaneous equipment	21,077	21,329

	482,200	503,922

Construction in progress	27,856	23,462

Advances related to acquisition of equipment	25	27

Property, plant and equipment, net	$293,525	$277,426

Because of the improvements of telecommunication technology and changes in the market, the paging division is at risk of obsolescence. If the total expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets of paging division, a loss is recognized for the excess of the carrying amount over the fair value. The Company performed an impairment analysis as required by SFAS No. 144 and concluded that the paging division assets were impaired. An impairment loss of NT$343 million (US$10 million) was recognized in 2005 and was charged to cost of revenues.

No interest expense was capitalized for the years ended December 31, 2004, 2005 and 2006.

The Company carries insurance on certain buildings and certain telecom equipment with carrying values of NT$1,796 million and NT$6,475 million as of December 31, 2005 and 2006, respectively. The Company does not carry comprehensive insurance on all properties.

12.	ACCRUED EXPENSES

	December 31
	2005	2006
	NT$	NT$
Accrued compensation	$10,339	$12,995
Accrued franchise fees	2,539	2,413
Other accrued expenses	3,132	4,529

	$16,010	$19,937

13.	OTHER CURRENT LIABILITIES

	December 31
	2005	2006
	NT$	NT$
Amounts collected from subscribers on behalf of other telecommunications companies and carriers	$3,323	$3,364
Payable to equipment suppliers	4,142	1,661
Payables to construction suppliers	2,406	1,073
Other	2,636	3,246

	$12,507	$9,344

14.	SHORT-TERM LOANS

	December 31
	2005	2006
	NT$	NT$
Bank loans—annual yield rate—2.955%	$—	$126

15.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31
	2005	2006
	NT$	NT$
Loan from the Fixed-Line Fund	$500	$300
Bank loans—annual yield rate—3.05%	—	23

	500	323
Less: Current portion of long-term loans	200	323

	$300	$—

The loan from the Fixed-Line Fund was obtained pursuant to a long-term loan agreement with the Fixed-Line Fund managed by the Ministry of Interior that allows the Company to obtain unsecured interest-free credit up to the original amount contributed to the fund. The outstanding principal is carried at its undiscounted amount and is payable in three annual installments (NT$200 million, NT$200 million and NT$300 million) starting on March 12, 2005 until March 12, 2007.

CHIEF obtained a secured loan from Chinatrust Commercial Bank. Interest and principal are payable monthly and the secured loan is due by November 18, 2007.

As of December 31, 2006, the Company has unused credit line of approximately NT$31,924 million, which are available for short-term and long-term borrowings.

16.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation revised on May 30, 2006, the Company’s authorized capital is $120,000,000,020. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares at NT$10 (par value) in the event its ownership of the Company falls below 50% of the outstanding common shares. On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same pre-emptive rights as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to veto on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

As the preferred shares are mandatory redeemable in 2009, the shares are classified as other long-term liabilities. The redemption value of preferred shares is NT$20.

For the purpose of privatizing the Company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of ADS amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Subsequently, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Afterwards, the MOTC and Taiwan Mobile Co., Ltd sold 505,389 thousand and 58,959 thousand common shares of the Company, respectively, to third parties in the form of ADS amounting to 56,435 thousand units in total on October 4, 2006. As of December 31, 2006, the MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents, exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2005 and December 31, 2006, the outstanding ADSs were 246,043 thousand units and 307,399 thousand units (including stock dividends), which equaled approximately 2,460,431 thousand and 3,073,988 thousand common shares and represented 25.50% and 31.8% of the Company’s total outstanding common shares, respectively.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings, shall be distributed in the following:

a.	From 2% to 5% of distributable earnings shall be distributed to employees as employee bonus.

b.	No more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration in the following years after privatization.

c.	Cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed.

During the year of privatization, the distributable earnings are limited to the earnings generated after privatization. The remaining distributable earnings can be distributed to the stockholders based on the resolution of stockholders’ meeting.

If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2005 earnings of the Company have been approved and resolved by the stockholders on May 30, 2006 as follows:

Amount
NT$
Legal reserve	$4,765
Cash dividends—NT$4.3 per share	40,660
Stock dividends—NT$0.2 per share	1,891
Employee bonus—cash	230
Employee bonus—stock (at par value)	230
Remuneration to board of directors and supervisors	15

$47,791

The amount of compensation expense related to employee stock bonus is determined based on the market value of the Company’s common stock at the date of approval of distribution by the shareholders on May 30, 2006. For the year ended December 31, 2006, the compensation expense related to employee stock bonus was NT$1,151 million in addition to NT$230 million which had been recognized in prior year.

17.	EMPLOYEE STOCK COMPENSATION

The MOTC provided employees with two stock purchase plans: The market discount plan and the par value plan.

Market discount plan—under the market discount plan, the MOTC sold shares of stock at discounted prices to employees at various times from October 2000 to September 2005. The employees purchased the common shares at discounts of 10% and 20% and 50% from the quoted market price in consideration for their commitment to hold the common shares for two, three and four years (the “holding periods”), respectively. The common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company recognized nil and NT$12,542 million as compensation expense for the discounted shares purchased by employees for the years ended December 31, 2004, and 2005, respectively. There were no market discount plan offerings during the year ended December 31, 2006.

Par value plan—under the par value plan, the MOTC sold shares of stock to employees at par value (NT$10). The difference between the market price of the stock on the offering dates and the par value was recognized as compensation expense. The total shares sold to employees by the MOTC for the year ended December 31, 2005 and 2006 were 4,126,928 shares and 10,411,955 shares, respectively. The MOTC received total proceeds of NT$41 million and NT$104 million for the years ended December 31, 2005 and 2006, respectively, from these sales.

The Company recognized NT$457 million, NT$228 million and NT$503 million as compensation expense for the discounted shares purchased by employees under the par value plan for the years ended December 31, 2004, 2005 and 2006, respectively.

The basic earnings per share were reduced NT$0.05, NT$1.30 and NT$0.05 for years ended December 31, 2004, 2005 and 2006, respectively, after the Company recognized the aforementioned compensation expenses under market discount plan and par value plan. There was no income tax benefit recognized in the statement of operation for share-based compensation arrangements and there was no effect on the statements of cash flow.

18.	PENSION PLAN

At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as “Plan A”) covered civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as “Plan B”) covered all other employees of the Company (hereinafter referred to as “non-civil service eligible employees”). The adoption of two pension plans was necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

Plan A provided benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as “pensionable salary”), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provided benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A was funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B was funded by the Company at an amount equivalent to 2% to 15% of the monthly salary.

The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to stockholders’ equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years for civil service eligible employees and seventeen years for non-civil service eligible employees.

As required by the ROC Government for state-owned enterprises instructed to undergo privatization plans effective on the privatization date, except for those employees who reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees received pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises (“Guidelines”).

Under the Guidelines, on the privatization date, settlement benefit payments were distributed to both Plan A and Plan B participants as follows: (a) employees who voluntarily left the Company on the privatization date (hereinafter referred to as “separated employees”) received a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the “additional separation payments”); and (b) employees who opted to remain with the privatized company after the privatization date (hereinafter referred to as “privatized company employees”) would receive an amount equivalent to those received by the separated employees without the additional separation payments. Privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as “redundant employees”) will receive redundancy benefits equivalent to the pension amount as computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as “redundancy benefit payments”). The six-month portion of the additional separation payments was paid by the MOTC. The accrued pension amount after privatization and the one-month advance notice pay were paid by the Company.

The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the Guidelines described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs excluded any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines were accounted for as special termination benefits and were recognized in the period when the employee accepted the offer while the redundancy benefit payments will be recognized in the period management approves a plan of termination.

In order to increase operational efficiency, the Company approved a Special Retirement Incentive Program (“Program A”). Program A allowed eligible employees who voluntarily left the Company on February 1, 2005 to receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$821 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005. A portion of the Program A benefits amounting to NT$243 million were recognized in 2004 when employees formally accepted the terms of Program A.

In order to provide employees with additional consideration, the Company approved another Special Retirement Incentive Program (“Program B”) in May 2005. Program B allowed eligible employees who voluntarily left the Company on August 11, 2005, the day before privatization, to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amount over and above the lump sum amount was NT$1,325 million and was accounted for as special termination benefits in the statement of income for the year ended December 31, 2005.

The Company also approved another Special Retirement Incentive Program (“Program C”) in December 2005. Program C allowed eligible employees who voluntarily applied to leave the Company from March 1 to March 31, 2006 to also receive benefit payments based on the respective original plan plus the additional separation payments. The approval procedure took up to 15 days after applications were submitted therefore, if employees applied for the voluntary retirement on March 31, 2006, they were eligible to retire from the Company on or before April 14, 2006. The present value of such amount over and above the lump sum amount that would have been paid to the eligible employees was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income when employees formally accepted the terms of Program C. The Company recognized expense of NT$2,302 million for Program C during 2006. The New Plan B vested benefit obligations for the majority of the employees electing Program C were settled; the remaining employees have accumulated benefits under New Plan B but were not eligible to receive the benefits and the election of Program C terminated their employment earlier than expected, thereby reducing their expected years of future service.

Under applicable ROC regulations, upon the privatization, the obligation related to annuity payments due after the date of privatization for civil serve eligible employees who retire prior to that date would be born by the MOTC. The Company completed its privatization plan on August 12, 2005. On the date of privatization, the MOTC settled all employees’ past service costs. The portion of the pension obligations that was settled by the MOTC, represented by the difference between the accrued pension liabilities and the deferred pension cost and related deferred income tax assets and was accounted for as contributed capital and recorded in stockholders’ equity as of August 12, 2005. The non-cash financing activities and related amounts of the pension obligation settlement as of the date of privatization are disclosed on the face of the statement of cash flows.

Upon privatization, the MOTC settled all accrued pension obligations for Plan A and Plan B including service clearance payment, lump sum payment under civil plan, additional separation payments, and other related obligations upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-Owned Enterprises. After paying all pension obligations for privatization, the plan assets will be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. According to the instructions of MOTC, the Company has been requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, and other related obligations upon the completion of the privatization on the MOTC’s behalf acting as the MOTC’s agent merely in an administrative capacity with no rights or duties received or owed for a six-month transition period. In August 2006, CHT transferred the remaining funds to be disbursed to employees to the Privatization Fund.

Upon privatization and settlement of the related obligations, Plan A and Plan B ceased to exist. A new plan (“New Plan B”), having similar terms and benefits as Plan B, was established and offered to employees. Employees choosing to enter into New Plan B were not credited with any prior service nor did they receive any accumulated benefits from prior service and benefits begin to accrue to them under this plan commencing from the privatization date. The components of net periodic benefit costs before privatization are for both Plan A and Plan B. The effect of privatization relates to both Plan A and Plan B. The amounts of plan assets remaining after privatization and the components of net periodic benefit costs after privatization relate to New Plan B.

The Company’s subsidiary—CHIEF Telecom has its own pension plan, which is similar to New Plan B of the Company.

Before Privatization

The components of net periodic benefit costs are as follows:

	Year Ended December 31, 2004	Period Ended August 12, 2005
	NT$	NT$
Service cost	$1,943	$1,253
Interest cost	1,887	1,232
Expected return on plan assets	(1,226)	(798)
Termination benefit under the Program A	243	—
Amortization of unrecognized net transition obligation	939	575
Amortization of unrecognized net loss	907	996

Net periodic benefit pension cost	$4,693	$3,258

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	Year Ended December 31, 2004	Period Ended August 12, 2005
	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$(126,126)	$(134,911)
Services cost	(1,943)	(1,253)
Interest cost	(1,887)	(1,232)
Termination benefit under the Program A	(243)	—
Actuarial gain (loss)	(8,038)	2,294
Benefits paid	3,326	2,126

Projected benefits obligation, end of period	$(134,911)	$(132,976)

Change in plan assets:
Fair value of plan assets, beginning of year	$82,578	$85,870
Actual return on plan assets	696	441
Employer contributions	5,922	2,956
Benefits paid	(3,326)	(2,126)

Fair value of plan assets, end of period	$85,870	$87,141

Reconciliation of funded status:
Funded status	$(49,041)	$(45,835)
Unrecognized net transition obligation	8,811	8,237
Unrecognized actuarial loss	29,200	26,267

Net amount recognized	$(11,030)	$(11,331)

The weighted-average asset allocations by asset category are:
Time deposit	85%
Short-term notes	15%

	100%

(Concluded)

The target asset allocations are established through an investment policy established by the Chunghwa Telecom’s Employee Pension Fund Committee and agreed to by the Ministry of Finance (“MOF”). As increased liquidity of the fund is necessary due to the privatization of the Company, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

Effect of Privatization

	Before Privatization	Effect of Privatization	After Privatization
Projected benefits obligation	$(132,976)	$132,976	$—
Plan assets at fair value	87,141	(86,061)	1,080

Funded status	(45,835)	46,915	1,080
Unrecognized net transition obligation	8,237	(8,237)	—
Unrecognized net loss	26,267	(26,267)	—

Net amount recognized	$(11,331)	$12,411	$1,080

The plan assets and net period benefit costs after privatization represent those assets and costs of New Plan B.

After Privatization

The components of net periodic benefit costs of New Plan B for the period from August 13, 2005 through December 31, 2005, and of New Plan B and the pension plan of subsidiary as of December 31, 2006 are as follows:

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Service cost	$1,192	$3,073
Interest cost	—	59
Expected return on plan assets	(14)	(66)
Amortization of unrecognized net loss	—	45
Curtailment/settlement loss to be recognized	—	161

Net periodic benefit pension cost	$1,178	$3,272

The changes in benefits obligation and plan assets and the reconciliation of funded status for New Plan B and the pension plan of subsidiary are as follows:

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Change in benefits obligation:
Projected benefits obligation, beginning of year	$—	$(1,683)
Services cost	(1,192)	(3,073)
Interest cost	—	(59)
Curtailment/settlement effect	—	270
Actuarial (loss) gain	(501)	19
Benefits paid	10	6
Impact on acquisition of subsidiary	—	(14)

Projected benefits obligation, end of year	$(1,683)	$(4,534)

Change in plan assets:
Fair value of plan assets, beginning of year	$1,080	$1,637
Actual return on plan assets	(18)	66
Employer contributions	585	1,544
Benefits paid—settlement	—	(326)
Benefits paid	(10)	(6)
Impact on acquisition of subsidiary	—	7

Fair value of plan assets, end of year	$1,637	$2,922

(Continued)

	Period from August 13 to December 31, 2005	Year Ended December 31, 2006
	NT$	NT$
Reconciliation of funded status
Funded status	$(46)	$(1,612)
Unrecognized actuarial loss	504	—

Net amount recognized—prepaid current asset (liability)	$458	$(1,612)

Amounts recognized in accumulated other comprehensive income
Net actuarial loss, pretax		$334
Deferred tax asset		(108)

Net impact in accumulated other comprehensive loss		$226

The weighted-average asset allocations by assets category are:
Time deposit	49%	45%
Short-term notes	33%	27%
Taiwan government securities and loans	18%	28%

	100%	100%

(Concluded)

The amounts recognized in the accompanying balance sheets at December 31 are as follows:

	Year Ended December 31
	2005	2006
	NT$	NT$
Amounts recognized
Accrued pension liability	$—	$1,612
Intangible assets—deferred pension cost	—	—

Net amount recognized	$—	$1,612

Prepaid pension (included in other current assets)	$458	$—

Actuarial assumptions:

	Before Privatization	After Privatization
Year ended December 31, 2004

Discount rate used in determining present value	1.50%	—
Rate of compensation increase
All employees	3.50%	—
Annuity increase for retirees	3.00%	—
Rate of return on plan assets
Plan A	1.50%	—
Plan B	1.50%	—

(Continued)

	Before Privatization	After Privatization
Year ended December 31, 2005
Discount rate used in determining present value	—	2.25%
Rate of compensation increase—all employees	—	2.00%
Rate of return on plan assets—all employees		3.00%

Year ended December 31, 2006
Discount rate used in determining present value	—	2.00-2.75%
Rate of compensation increase—all employees	—	1.50-3.00%
Rate of return on plan assets—all employees		2.75-3.00%

(Concluded)

The Labor Pension Act of ROC (“Act”) was effective beginning July 1, 2005 and this pension mechanism was considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enactment of the Act may choose to be subject to the pension mechanism under the Act or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has contributed 6% of each employee’s monthly salary per month beginning July 1, 2005. For the year ended December 31, 2005 and 2006, total contributions were NT$16 million (US$0.49 million) and NT$67 million (US$2.06 million), respectively.

19.	INCOME TAXES

The components of income taxes are as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Current	$11,102	$3,044	$13,875
Deferred	157	9,689	1,406

	$11,259	$12,733	$15,281

A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Income tax expense computed at statutory tax rate	$15,544	$11,508	$14,335
Permanent differences	(65)	3,158	149
Investment tax credits	(3,379)	(1,987)	(3,093)
10% undistributed earning tax	—	979	3,942
Prior year adjustment	49	(5)	(979)
Other	(890)	(920)	927

Income tax expense	$11,259	$12,733	$15,281

The balance of income tax payable as of December 31, 2006 was shown net of prepaid income tax. Tax refund receivable and income tax payable as of December 31, 2005 were NT$4,338 million (included in other current assets) and NT$997 million, respectively.

Permanent differences consist primarily of tax-exempt income from the sale of available-for-sale securities, interest income on commercial paper purchased, which are subject to a separate income tax rate of 20% and employees stock compensation expense.

Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets (liabilities) are shown in the following table:

	December 31
	2005	2006
	NT$	NT$
Current:
Provision for doubtful accounts	$234	$—
Deferred income	1,039	1,227
Accrued pension costs	1,772	—
Investment tax credits	554	—
Other, net	1,202	84

	4,801	1,311

Non-current:
Deferred income	2,541	2,837
Effect on application of SFAS 158	—	108
Other	1,136	582

	3,677	3,527

Less—valuation allowance	2,499	110

	$5,979	$4,728

Upon the completion of the privatization, a significant portion of the deferred income tax assets related to accrued pension costs was reversed due to the settlement of the related pension obligations.

The above deferred income tax assets were computed based on a tax rate of 25% in 2005 and 22.5% in 2006. Before privatization, the Company had been required by government regulations to distribute all earnings to ROC governments within six months subsequent to year-end and it had required a minimal amount of tax under this regulation; therefore the Company’s earnings are not subject to 10% undistributed earnings tax; however, after privatization, the Company does not have to distribute earnings to government so the Company begins to be subject to 10% undistributed earnings tax from 2006. In addition, the basis of 10% undistributed earnings tax was amended from tax-basis undistributed earnings to book-basis undistributed earnings in May 2006. As such, the tax rate applied to temporary difference has been changed.

20.	TRANSACTIONS WITH RELATED PARTIES

As the Company was a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides Fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices before and after privatization. The information on service revenues from government bodies and related organizations have not been provided because the aforementioned transactions were not summarized by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures would be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics (“TISE”)	Equity investee
Chunghwa System Integration (“CSI”)	Subsidiary of CHI
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI
Chuanghwa Telecom Global, Inc. (“CHTG”)	Subsidiary of CHI
Tai, Zhong-He	Former chairman of CHIEF (resigned on September 6, 2006); as a current member of the board of directors of CHIEF.

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2005		2006
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable

CHTG	$49	—	$44	—
CHPT	21	—	—	—

	$70	—	$44	—

2) Payables

Trade notes and accounts payable

TISE	$41	—	$202	2
CSI	55	1	192	2
CHTG	28	—	18	—

	$124	1	$412	4

Accrued expenses

TISE	$49	—	$92	—
CHTG	11	—	19	—
CSI	27	—	1	—

	$87	—	$112	—

Payable to construction supplier (included in “other current liabilities”)

TISE	$319	2	$345	3
CSI	22	—	13	—

	$341	2	$358	3

3) Other payables (included in other current liabilities)

Tai, Zhong-He	$—	—	$20	—

(Continued)

	December 31
	2005		2006
	Amount	%	Amount	%
4) Revenues

CHTG	$101	—	$95	—
CHPT	25	—	14	—

	$126	—	$109	—

5) Cost of revenues

TISE	$135	—	$374	—
CSI	89	—	306	—
CHTG	81	—	101	—

	$305	—	$781	—

6) Acquisition of equipments

TISE	$478	2	$920	3
CSI	316	1	283	1
CHTG	13	—	1	—

	$807	3	$1,204	4

The foregoing terms were conducted as arm’s length transactions except for other payable to Tai, Zhong-He. In 2005, CHIEF agreed to provide compensation to Tai, Zhong He for providing assets that were pledged as collateral in connection with a financing arrangement during the period from 2002 to 2005. The total compensation payable to Tai, Zhong-He for this pledge was NT$20 million. The amount was based on the number of days that the pledged assets were used by CHIEF as collateral and was calculated at an interest rate below 5%.

21.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2006, the Company has commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$1,575 million, and (b) acquisitions of telecommunications equipment of NT$15,479 million.

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

December 31, 2006
NT$

Within the following year	$1,234
During the second year	870
During the third year	611
During the fourth year	276
During the fifth year and thereafter	131

$3,122

As of December 31, 2006, the Company had unused letters of credit of NT$1,364 million.

As a part of the government’s effort to upgrade the existing telecommunication infrastructures, the Company and other public utility companies were required by the ROC government to contribute a total of NT$4,500 million to funds called the Fixed-Line Fund and the Piping Fund (collectively referred to as the “funds”). Under the Fixed-Line Fund, the Company contributed NT$1,000 million to the fund, administered by the ROC Ministry of Interior Affair, on June 30, 1995. Under the Piping Fund, the Company contributed NT$1,000 million to the fund, administered by the Taipei City Government, on August 15, 1996. Both contributions were accounted for by the Company as “other assets—other” on the Company’s balance sheets.

Through the use of the Funds, the governmental agencies will construct new underground fixed-lines and conduits and perform on-going maintenance operations. Currently, a portion of the fixed-lines and conduits are constructed and ready to be used. If the contributions to the funds were not sufficient to finance the construction of the new underground fixed lines and conduits, the contributors to the Funds and the governmental agencies will determine if and when to raise additional funds and the amounts of such contributions from each party.

The Company understands that (a) upon completion of the projects, the Company will receive a proportionate legal interest in the assets; or (b) if the projects are incomplete upon dissolution of the funds, the Company will receive its money back. No expiration or dissolution date is specified in the related documents.

22.	SUBSEQUENT EVENTS

On January 8, 2007, the Company acquired 31.5% shares of SENAO International Co., Ltd. (“SENAO”) totaled 70,373 thousand common shares by tender offer at purchase price of NT$15.1 per share, for NT$1,063 million thousand. The main business of SENAO is to provide sales of telecommunication facilities and software services. The Company is in the process of evaluation the accounting treatment for this investment.

23.	LITIGATION

A portion of the land used by the Company during the period July 1, 1996 to December 31, 2004 was co-owned by the Company and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd, Directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to the Company to reimburse Taiwan Post Co., Ltd. in the amount of $768 million for land usage compensation due to the portion of land usage area in excess of the Company’s ownership, along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. However, the Company believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, the Company has filed an appeal at the Taiwan Taipei District court. As of March 13, 2007, the case is still in the procedure of the first instance at the Taiwan Taipei District Court. While the Company cannot make any assurance regarding the eventual resolution of the litigation, the Company does not believe the final outcome will have a material adverse effect on its results of operations or financial condition. As of December 31, 2006, no provision was provided for the litigation.

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

24.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of assets denominated in foreign currencies until such assets are received and fluctuations in stock prices. The Company engaged in foreign currency forward exchange contracts and index future contracts during the year ended December 31, 2006. Net losses arising from derivative financial instruments for the year ended December 31, 2006 were NT$52 million (including realized settlement losses of NT$32 million and valuation losses of NT$20 million).

Outstanding forward exchange contracts as of December 31, 2006:

	Currency	Holding Period	Contract Amount (in Million)
December 31, 2006

Sell	JPY/USD	2006.11-2007.01	JPY	490
	EUR/USD	2006.11-2007.01	EUR	7
	GBP/USD	2006.11-2007.01	GBP	2

Outstanding index future contracts as of December 31, 2006:

	Maturity Date	Units	Contract Amount (in Million)
December 31, 2006

Index future contracts
AMSTERDAM IDX FUT	2007.01	8	EUR	1
CAC40 10 EURO FUT	2007.01	45	EUR	2
DAX INDEX FUTURE	2007.03	11	EUR	2
IBEX 35 INDEX FUTR	2007.01	7	EUR	1
MINI S&P/MIB FUT	2007.03	23	EUR	1
FTSE 100 IDX FUT	2007.03	33	GBP	2
TOPIX INDEX FUTURE	2007.03	32	JPY	513
S&P 500 FUTURE	2007.03	23	USD	8
S&P 500 EMINI FUTURE	2007.03	13	USD	1

b.	Non-derivative financial instruments are as follows:

	December 31, 2005		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
Assets
Cash and cash equivalents	$41,891	$41,891	$70,673	$70,673
Short-term investments	14,171	14,171	6,951	6,951
Long-term Investments for which it is:
— Practicable to estimate fair value	1,790	1,790	—	—
— Not practicable	76	—	1,945	1,945
Refundable deposits (included in “other assets — other”)	3,577	3,577	3,545	3,545
Liabilities
Short-term loans	—	—	126	126
Customers’ deposits	7,392	6,169	6,654	5,641
Long-term loans (including current portion of long-term loans)	500	500	323	323

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

a.	Cash and cash equivalents, trading account assets and liabilities, and short-term investments—the carrying amounts approximate fair values because of the short maturity of those instruments.

b.	Long-term investments—the fair values of some investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. Additional information pertinent to the value of an unquoted investment is provided above.

c.	Refundable deposits—the carrying amounts approximate fair values as the carrying amounts are the amount receivable on demand at the reporting date.

d.	Customers’ deposits—the fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

e.	Short-term loans and long-term loans (including current portion)—the fair value is based on the current rates offered to the Company for debt of the same remaining maturities.

25.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The operating segments are segregated as below:

•	Local operations—the provision of local telephone services;

•	DLD operations—the provision of domestic long distance call services;

•	ILD operations—the provision of international long distance call services;

•	Cellular operations—the provision of cellular and related services;

•	Internet and data operation—the provision of Internet access, lease line, and related services;

•	All other operations—the services other than the above five categories, such as paging operations and carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the year ended December 31, 2004

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$60,666	$14,325	$15,159	$71,216	$50,194	$3,551	$215,111
Elimination of intersegment amount	(17,451)	(2,417)	(3)	(1,081)	(10,843)	(18)	(31,813)
US GAAP adjustments	1,711	36	49	137	(41)	(27)	1,865

Total revenues from external customers	$44,926	$11,944	$15,205	$70,272	$39,310	$3,506	$185,163

Operating costs and expenses, excluding depreciation and amortization	$34,975	$5,117	$10,728	$32,726	$23,800	$2,181	$109,527
Elimination of intersegment amount	(4,125)	(3,784)	(3,070)	(12,859)	(7,591)	(384)	(31,813)
US GAAP adjustments	1,324	(109)	(110)	35	11	147	1,298

	$32,174	$1,224	$7,548	$19,902	$16,220	$1,944	79,012

Unallocated corporate amount							3,976

Total operating costs and expenses, excluding depreciation and amortization							$82,988

Depreciation and amortization	$20,225	$835	$671	$5,946	$12,464	$816	$40,957
US GAAP adjustments	(227)	(10)	(11)	(56)	(104)	(4)	(412)

	$19,998	$825	$660	$5,890	$12,360	$812	40,545

Unallocated corporate amount							158

Total depreciation and amortization							$40,703

Income from operations	$5,466	$8,373	$3,760	$32,544	$13,930	$554	$64,627
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	(3,252)	366	—
US GAAP adjustments	614	155	170	158	52	(170)	979

	$(7,246)	$9,895	$6,997	$44,480	$10,730	$750	65,606

Unallocated corporate amount							(4,134)

Total income from operations							$61,472

Segment income before income tax	$5,630	$8,585	$3,929	$32,540	$14,317	$476	$65,477
Elimination of intersegment amount	(13,326)	1,367	3,067	11,778	(3,252)	366	—
US GAAP adjustments	745	25	(8)	140	(168)	(160)	574

	$(6,951)	$9,977	$6,988	$44,458	$10,897	$682	66,051

Unallocated corporate amount							(3,874)

Total segment income before income tax							$62,177

Segment assets	$199,136	$6,406	$13,834	$65,831	$106,402	$16,024	$407,633
US GAAP adjustments	(40,132)	(1,421)	(1,452)	(5,275)	(16,108)	(1,874)	(66,262)

	$159,004	$4,985	$12,382	$60,556	$90,294	$14,150	341,371

Unallocated corporate amount							97,050

Total segment assets							$438,421

Expenditures for segment assets	$4,475	$309	$255	$5,512	$11,572	$722	$22,845

Unallocated corporate amount							44

Total expenditures for segment assets							$22,889

As of and for the year ended December 31, 2005

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$57,873	$13,268	$14,482	$73,938	$56,951	$3,317	$219,829
Elimination of intersegment amount	(17,360)	(2,400)	—	(1,167)	(14,806)	(17)	(35,750)
US GAAP adjustments	228	83	99	238	(1)	(30)	617

Total revenues from external customers	$40,741	$10,951	$14,581	$73,009	$42,144	$3,270	$184,696

Operating costs and expenses, excluding depreciation and amortization	$35,625	$4,786	$10,549	$35,565	$27,227	$3,173	$116,925
Elimination of intersegment amount	(4,027)	(3,359)	(3,183)	(13,838)	(10,848)	(495)	(35,750)
US GAAP adjustments	4,365	82	262	1,025	5,981	541	12,256

	$35,963	$1,509	$7,628	$22,752	$22,360	$3,219	93,431

Unallocated corporate amount							4,941

Total operating costs and expenses, excluding depreciation and amortization							$98,372

Depreciation and amortization	$19,256	$728	$662	$7,474	$12,495	$800	$41,415
US GAAP adjustments	(233)	(8)	(10)	(65)	(105)	27	(394)

	$19,023	$720	$652	$7,409	$12,390	$827	41,021

Unallocated corporate amount							142

Total depreciation and amortization							$41,163

Income from operations	$2,992	$7,754	$3,271	$30,899	$17,229	$(656)	$61,489
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,904)	9	(153)	(722)	(5,877)	(598)	(11,245)

	$(14,245)	$8,722	$6,301	$42,848	$7,394	$(776)	50,244

Unallocated corporate amount							(5,083)

Total income from operations							$45,161

Segment income before income tax	$3,215	$8,003	$3,417	$31,368	$17,653	$(1,149)	$62,507
Elimination of intersegment amount	(13,333)	959	3,183	12,671	(3,958)	478	—
US GAAP adjustments	(3,762)	(152)	(301)	(1,010)	(6,089)	(228)	(11,542)

	$(13,880)	$8,810	$6,299	$43,029	$7,606	$(899)	50,965

Unallocated corporate amount							(4,933)

Total segment income before income tax							$46,032

Segment assets	$192,398	$6,342	$11,779	$62,004	$98,573	$17,639	$388,735
US GAAP adjustments	(40,455)	(1,510)	(1,573)	(4,591)	(13,827)	(4,619)	(66,575)

	$151,943	$4,832	$10,206	$57,413	$84,746	$13,020	322,160

Unallocated corporate amount							73,008

Total segment assets							$395,168

Expenditures for segment assets	$4,518	$403	$229	$4,449	$12,707	$608	$22,914

Unallocated corporate amount							16

Total expenditures for segment assets							$22,930

As of and for the year ended December 31, 2006

	Fixed-line			Cellular Service	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Revenues for reportable segments	$56,378	$12,353	$13,978	$76,179	$60,888	$4,225	$224,001
Elimination of intersegment amount	(18,790)	(2,529)	(1)	(3,202)	(14,562)	(166)	(39,250)
US GAAP adjustments	1,411	64	68	46	2	—	1,591

Total revenues from external customers	$38,999	$9,888	$14,045	$73,023	$46,328	$4,059	$186,342

Operating costs and expenses, excluding depreciation and amortization	$36,586	$4,828	$10,566	$38,065	$27,680	$3,905	$121,630
Elimination of intersegment amount	(4,650)	(3,437)	(3,625)	(14,695)	(12,062)	(778)	(39,247)
US GAAP adjustments	2,780	(151)	49	(288)	224	53	2,667

	$34,716	$1,240	$6,990	$23,082	$15,842	$3,180	85,050

Unallocated corporate amount							4,345

Total operating costs and expenses, excluding depreciation and amortization							$89,395

Depreciation and amortization	$18,178	$663	$551	$8,289	$12,499	$729	$40,909
US GAAP adjustments	(215)	(7)	(9)	(69)	(110)	29	(381)

	$17,963	$656	$542	$8,220	$12,389	$758	40,528

Unallocated corporate amount							122

Total depreciation and amortization							$40,650

Income from operations	$1,613	$6,862	$2,861	$29,804	$20,731	$(409)	$61,462
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	(1,154)	222	28	403	(112)	(82)	(695)

	$(13,681)	$7,992	$6,513	$41,700	$18,119	$121	60,764

Unallocated corporate amount							(4,467)

Total income from operations							$56,297

Segment income before income tax	$736	$7,113	$2,797	$30,190	$20,872	$(679)	$61,029
Elimination of intersegment amount	(14,140)	908	3,624	11,493	(2,500)	612	(3)
US GAAP adjustments	130	52	11	(74)	(341)	(59)	(281)

	$(13,274)	$8,073	$6,432	$41,609	$18,031	$(126)	60,745

Unallocated corporate amount							(3,405)

Total segment income before income tax and minority interest							$57,340

Segment assets	$180,710	$5,104	$9,898	$60,026	$91,816	$23,684	$371,238
US GAAP adjustments	(38,999)	(1,338)	(1,670)	(4,454)	(13,820)	(5,376)	(65,657)

	$141,711	$3,766	$8,228	$55,572	$77,996	$18,308	305,581

Unallocated corporate amount							93,200

Total segment assets							$398,781

Expenditures for segment assets	$5,066	$—	$350	$9,406	$12,482	$360	$27,664

Unallocated corporate amount							17

Total expenditures for segment assets							$27,681

As significance of paging operations has been decreased below quantitative thresholds required by SFAS 131 in 2006 and thereafter, the Company did not disclose paging operations separately, and prior years disclosure was changed in conformity with the disclosure of 2006.

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Year Ended December 31
	2004	2005	2006
	NT$	NT$	NT$
Taiwan, ROC	$180,031	$180,793	$182,687
Overseas	5,132	3,903	3,655

	$185,163	$184,696	$186,342

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand, U.S. and Vietnam. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.01 million and NT$0.06 million at December 31, 2005 and 2006, respectively, are located in Taiwan, ROC.

Exhibit 2

Chunghwa Telecom Reports Operating Results for 2006

Continued Growth Amid Intense Competition

Taipei, Taiwan, R.O.C. March 28, 2007 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the fourth quarter and full fiscal year 2006. All figures were prepared in accordance with US GAAP.

Financial Highlights for Fiscal 2006:

•	Total revenue increased 0.9% to NT$186.34 billion

•	Internet and data revenue increased 9.9% to NT$46.33 billion

•	Mobile revenue was NT$73.02 billion, in line with the 2005 level

•	Net income totaled NT$42.07 billion, an increase of 26.3%

•	Earnings per share (EPS) were NT$4.34, or NT$43.43 per ADS

•	Net cash flow from operations increased 16.2% to NT$100.15 billion

Financial Highlights for 4Q06:

•	Total revenue increased 2.8% to NT$47.55 billion

•	Internet and data revenue rose 9.5% to NT$12.11 billion

•	Mobile revenue was NT$18.15 billion, a decrease of 1.5%

•	Net income totaled NT$11.16 billion, an increase of 524.3%

•	Earnings per share (EPS) were NT$1.15, or NT$11.54 per ADS

•	Net cash flow from operations increased 5.9% to NT$31.68 billion

Revenues

Total revenues for fiscal year 2006 grew year-over-year by 0.9% to NT$186.34 billion, of which 33.8% was from fixed-line services, 39.2% was from mobile services and 24.9% was from Internet and data services. Total revenue growth can mainly be attributed to an increased proportion of revenues from the Internet and data business, which was led by sustainable broadband subscriber growth and continuous migration of broadband customers towards higher-speed services. Mobile revenue remained flat in 2006. Declining fixed-to-mobile traffic, tariff reductions for mobile-to-fixed calls, and an increased amount of promotional packages were offset by 3.4%

increase in usage minutes and 30% revenue growth from mobile VAS. Fixed-line revenues declined by 5.0%, the result of a 4.3% local revenue decrease due to mobile and broadband substitution, a 9.7% domestic long distance revenue decrease due to mobile substitution and VoIP, as well as an International long distance revenue decline of 3.7% from the impact of increasing wholesale minutes compared to total ILD minutes on unit price.

For the fourth quarter of 2006, total revenues were NT$47.55 billion, a 2.8% increase over the same period last year. Of this, 33.3% was from fixed-line services, 38.2% was from mobile services and 25.5% was from Internet and data services. The continued revenue growth was mainly driven by increased Internet and data business and contribution of other services, particularly corporate solution business.

Costs and expenses

For fiscal 2006, total operating costs and expenses decreased year-over-year by 6.8% to NT$130.05 billion, mainly due to the exclusion of the one-time NT$10.98 billion compensation cost charge connected to the employee stock subscription program that was part of the Company’s August 2005 privatization. Moreover, depreciation and amortization costs began to decrease in 2006 due to effective capital expenditure control over the last five years, and the trend is expected to continue. Nevertheless, this was partially offset by an increase in handset subsidies of NT$1.25 billion, the additional NT$2.31 billion expense associated with the Early Retirement Program (ERP), and employee bonuses. The headcount reduction is expected to benefit our future operations.

Total operating costs and expenses for the fourth quarter of 2006 of NT$33.79 billion fell 25.4% compared to same period in 2005, reflecting the decreased compensation costs related to the employee stock subscription program.

EBITDA and net income

EBITDA for fiscal 2006 increased 12.3% to NT$96.95 billion and the EBITDA margin was 52.0%. Net income for 2006 was NT$42.07 billion; the 26.3% increase can be attributed to a combination of increased total revenues and a decrease in compensation costs related to the employee stock subscription program, and represents a net income margin of 22.6% compared to 18.0% in 2005.

For the fourth quarter of 2006, EBITDA increased by 110.7% to NT$23.90 billion and the EBITDA margin was 50.2%. Net income increased by 524.3% to NT$11.16 billion. The significant EBITDA and net income increases were due to the lower level of compensation costs recognized in connection to the employee stock subscription program compared to the same period of last year.

Capex

Capital expenditures totaled NT$27.68 billion for the full year, representing 14.9% of total revenues.

Cash Flows

Net cash flow from operations grew strongly, increasing 16.2% to NT$100.15 billion during the year ending December 31, 2006, compared to NT$86.17 billion for 2005. As of December 31, 2006, the Company’s cash and cash equivalents totaled NT$70.67 billion.

Businesses Performance Highlights

Internet and Data Services

•

Chunghwa added 192,000 new HiNet subscribers over the last twelve months to bring the total number of Internet subscriptions to 4.30 million at the end of December 2006, a solid increase from 4.11 million a year earlier.

•

Broadband subscribers, including ADSL and FTTB subscribers, increased to 4.04 million at the end of December 2006. 197,000 new ADSL subscribers and 165,000 new FTTB subscribers were added during the year.

•	The data business continued to grow, and was up 6.6% primarily due to increased leased line revenue and the contribution from Chief Telecom recognized in the fourth quarter of 2006.

Mobile Services

•	At the end of December 2006, Chunghwa had 8.49 million mobile subscribers, up 4.0% from the previous year.

•	Chunghwa remained the leading mobile operator in Taiwan for 2006, both in terms of 2G revenue and 2G subscriber market share, with 35.7% and 40.9% respectively.

•	Chunghwa added 646,000 3G subscribers in fiscal 2006, which brought the total to 943,000. At the end of year 2006, 3G ARPU was 31% higher than that of 2G.

•

Mobile VAS revenue for 2006 represented 5.7% of total mobile revenue, compared to 4.4% in 2005. For the fourth quarter of 2006, mobile VAS revenue as a percentage of total mobile revenue increased to over 6.0%.

Fixed-line Services

•

As of the end of December 2006, Chunghwa maintained its market leading fixed-line market position, with fixed-line subscribers totaling 13.12 million, slightly down by 1.0% compared to 2005. The Company’s market shares for local, DLD and ILD remained flat through 2006.

Other

•	Chunghwa added 150,000 MOD subscribers in fiscal 2006, which brought the total to 249,000.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this presentation contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 and F-3 filed with the U.S. Securities and Exchange Commission in connection with our ADR public offering.

The financial statements included in this presentation were prepared and published in accordance with US GAAP. Investors are cautioned that there are many differences between US GAAP and ROC GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw